Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held April 3, 2013.  Common shareholders voted on the election of Trustees.

With regards to the election of the following Trustees by common shareholders of the Fund:

	Number of Shares	Number of Shares	Number of Shares
	In Favor	Against	Withheld
Donald C. Cacciapaglia	25,266,886	273,434	280,801
Robert B. Karn III	25,222,222	286,912	311,987
Ronald E. Toupin, Jr.	25,278,170	258,015	284,936

The other Trustees of the Fund not up for election in 2013 are Randall C. Barnes, Roman Friedrich III, and Ronald A. Nyberg.